UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Change of Chairman of the Board.

On April 14, 2026, Dr. Teoh Pui Pui resigned as the chairman (the “Chairman”) of the board of directors of the Company (the “Board”), effective immediately. Dr. Teoh’s resignation is to facilitate the periodic rotation of the Board leadership, and is not as a result of any disagreement with the Company relating to its operations, policies or practices. Dr. Teoh will continue to be a director of the Company.

Effective April 14, 2026, the Board appointed Dr. Siaw Tung Yeng as the Chairman to fill the vacancy created by the resignation of Dr. Teoh. Dr. Siaw, age 60, is the Company’s co-founder and director, and has served as the Co-Chief Executive Officer since the Company’s inception in 2016. Dr. Siaw has more than 30 years of professional experience in healthcare and medical informatics, and has been a senior consultant in family medicine since 2004.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: April 14, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Chairman